12012147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 29 2012 WASH., D.C. 136

SEC FILE NUMBER
8- 67023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Capital of Texas Highway, Suite 350
(No. and Street)

Austin (City) TX (State) 78731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph R. Mannes (214) 765-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

700 North Pearl, Suite 2000 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Mannes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Capital Markets, Inc., as of February 27, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN Y. PARKER
MY COMMISSION EXPIRES
July 23, 2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMCO Capital Markets, Inc.

Financial Statements
For the Year Ended December 31, 2011

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

The report accompanying these financial statements was issued by
BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of
BDO International Limited, a UK company limited by guarantee.

SAMCO Capital Markets, Inc.

Financial Statements
For the Year Ended December 31, 2011

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditors' Report

Chairman
SAMCO Capital Markets, Inc.
Austin, Texas

We have audited the accompanying statement of financial condition of SAMCO Capital Markets, Inc. (the Company), a wholly owned subsidiary of SAMCO Holdings, Inc., as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAMCO Capital Markets, Inc. at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Dallas, Texas
February 27, 2012

Financial Statements

SAMCO Capital Markets, Inc.

Statement of Financial Condition

December 31,		2011
Assets		
Cash and cash equivalents	$	3,351,648
Receivable from clearing organization		4,551,242
Securities owned, at fair value		14,280,504
Accounts receivable		2,233
Prepaid expenses		263,120
Fixed assets, net of accumulated depreciation of $3,282,508		340,357
Other assets		190,553
Total assets	$	22,979,657
Liabilities		
Payable to clearing organization	$	13,881,112
Securities sold, not yet purchased, at fair value		330,689
Accounts payable and accrued liabilities		1,604,459
Total liabilities		15,816,260
Stockholder's Equity		
Common stock, $.01 par value, 2,000 shares authorized, 1,000 issued and outstanding		10
Additional paid-in capital		6,727,357
Retained earnings		436,030
Total stockholder's equity		7,163,397
Total liabilities and stockholder's equity	$	22,979,657

See accompanying notes to statement of financial condition.

1. Organization and Nature of Business

SAMCO Capital Markets, Inc. (SAMCO or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The broker dealer business consists of buying, selling and trading of securities, as well as several types of financial services, including investment banking, financial advisory, underwriting and agency transactions.

The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Penson Financial Services, Inc. (PFSI), which is affiliated with the Company by way of indirect common ownership and Penson's Chairman of the Board of Directors. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies which are followed consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions - Proprietary security transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are recorded in net trading income on the statement of income.

Securities owned and securities sold, not yet purchased, are valued at market value. Securities traded on a national exchange are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by management.

Fair Value - Fair value accounting guidance establishes a three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These categories include (in descending order of priority): Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table shows assets and liabilities measured at fair value as of December 31, 2011 on the Company's statement of financial condition, and the input categories associated with those assets and liabilities:

Description	Total Fair Value Assets (Liabilities) at December 31, 2011	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Receivable from clearing organization	$ 4,551,242	$ 4,551,242	$ -	$ -
Securities owned	14,280,504	7,762,055	6,518,449	-
Securities sold, not yet purchased	(330,689)	-	-	-

Cash and Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Commissions - Commissions and clearing fees are recorded on a settlement date basis as securities transactions occur.

Trading Gains - Trading gains reflect the profits earned from buying and selling positions in inventory accounts.

Financial Advisory Fees - Financial advisory fees include consulting fees earned from providing financial advice to municipalities. Revenue is recorded when earned as specified by the terms of the contract.

Underwriting Income - Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting management fees and sales concessions are recorded on a settlement date basis, when the related income is readily determinable.

Interest Income - Interest income is earned from investment assets held in inventory accounts.

Investment Banking - Investment banking revenues include fees earned from providing advisory services for merger-and-acquisition transactions, capital raising activities, and related financial advisory work. Revenue is recorded when earned as specified by the terms of the contract.

Income Tax - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to be used. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not it is more likely than not that deferred tax assets are

recoverable. This assessment includes anticipating future taxable income and the Company's tax planning strategies and is made on an ongoing basis.

As of January 1, 2009, the Company adopted the guidance in ASC 740-10 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance defines criteria that an individual tax position must meet for any part of the benefit or future tax liability relating to that position to be recognized in the enterprise's financial statement and also includes requirements for measuring the amount of benefit or liability to be recognized in the financial statements. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. As a result of the application of this guidance, the Company recognized no liability for uncertainty in income taxes.

Fixed Assets - Fixed assets consist of furniture and equipment that is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation expense for the year ended December 31, 2011 totaled $197,987.

3. Receivable from Clearing Organization

At December 31, 2011, amounts receivable from clearing organization represent the deposit maintained by the Company with PFSI in accordance with a correspondent clearing agreement.

4. Securities Owned and Securities Sold, not yet purchased

Securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 6,518,449	$ -
Federal, state and municipal government obligations	7,016,774	-
Corporate obligations	696,330	330,689
Corporate stocks	48,951	-
	$ 14,280,504	$ 330,689

5. Accounts Receivable

Accounts receivable represents outstanding invoices for financial advisory fee billings and an intercompany receivable from the parent company, SAMCO Holdings, Inc. (SHI).

6. Prepaid Expenses

Prepaid expenses include $56,440 in registration fees paid to FINRA to register the Company and certain representatives in each state in which the Company will operate in for 2012, $53,586 for prepaid quotation services and $153,094 for prepaid insurance.

7. Payable to Clearing Organization

At December 31, 2011, the Company owed PFSI, its clearing organization, $14,295,762. All of the Company's securities are held at the clearing organization. The securities are pledged as collateral for amounts due to the clearing organization and any obligations arising out of securities sold, not yet purchased. Interest costs associated with margin lending activity vary based on current interest rates.

8. Transactions with Related Parties

The Company settles transactions with PFSI for its investment activities. The clearing and depository operations for the Company's investment activities are performed pursuant to agreements with this clearing organization. The Company is subject to credit risk to the extent the brokers with whom the Company conducts business are unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under those circumstances is remote.

For the year ended December 31, 2011, clearing fees paid to PFSI total approximated $324,919. These amounts are included in exchange and clearance fees on the statement of operations.

The Company leases office space from PFSI at 1700 Pacific Avenue in Dallas, Texas and One Penn Plaza, in New York, New York. At each location, the Company is required to pay a percentage of rental expense equal to the percentage of space the Company occupies. The Company believes each lease to be on market terms. In 2011, the Company made payments totaling $367,003 for both leases.

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by its parent, SHI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state income tax returns, in addition to state income tax returns filed on a combined basis with SHI and other affiliated members. Further, state tax expense is immaterial in those states imposing tax on a basis other than net income.

The current and deferred portions of the income tax expense included in the statement of operations are as follows:

		2011
Current tax expense	$	687,903
Deferred tax expense		33,999
Total tax expense	$	721,902

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2011, the Company recognized no liability for uncertainty in income taxes.

For tax years before 2007, the Company is no longer subject to U.S. federal and state income tax examinations. The Company is not currently under examination, nor has it been notified of such.

10. Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2011, the Company contributed $74,567 on behalf of the employees.

11. Commitments and Contingencies

The Company leases its office facilities under non-cancelable leases. The following is a schedule of the approximate future minimum lease payments required under the leases:

2012	$	438,384
2013		309,417
2014		309,417
2015		309,417
Thereafter		154,708
Total	$	1,521,343

For the year ended December 31, 2011, the Company's rental expense totaled $506,349.

12. Guarantees

FASB guidance on guarantees requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. The guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing organization for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2011, there were no amounts to be indemnified to the clearing organization for these accounts.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $5,180,636 which was $4,930,636 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

14. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties and maintains a policy of reviewing the credit standing of all parties; including customers, with whom it conducts business.

15. Subsequent Events

The Company has evaluated the impact on these financial statements of all subsequent events through February 27, 2012, the date the financial statements were available to be issued.